UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-38781

HEXO Corp.

(Translation of registrant’s name into English)

120 chemin de la Rive

Gatineau, Québec, Canada J8M 1V2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐ Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Exhibits 99.1 through 99.5 included with this Report on Form 6-K are hereby incorporated by reference into (i) the Registration Statement on Form F-10 of HEXO Corp. (the “registrant”) and HEXO Operations Inc. (File No. 333-256131), and (ii) the Registration Statement on Form F-10 of the Registrant (File No. 333-255264).

Exhibit	Description

99.1	Material change report dated April 19, 2022

99.2	Transaction Agreement, dated as of April 11, 2022, by and among the registrant, Tilray Brands, Inc. and HT Investments MA LLC

99.3	Assignment and Assumption Agreement, dated as of April 11, 2022, by and among the registrant, Tilray Brands, Inc. and HT Investments MA LLC

99.4	Form of Amended and Restated Senior Secured Convertible Note due 2026, issued and owing by the registrant to Tilray Brands, Inc.

99.5	Equity Purchase Agreement, dated as of April 11, 2022, by and between the registrant and 2692106 Ontario Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEXO Corp.

Date: April 19, 2022	/s/ Scott Cooper
President and Chief Executive Officer